**Positioned for Success Today…**

**Building for Success Tomorrow**



# *Wall Street Access/Berenson & Company*
## *Transmission/Distribution Seminar*

### *Paul Barry, Senior Vice President & CFO*
### *William Gausman, Vice President, Asset Management*

# *January 9, 2008*

**Pepco Holdings, Inc**

# *Safe Harbor Statement*

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism.  Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

# PHI Overview



**Pepco Holdings, Inc**

*$8.9B LTM Revenues*
*$15.1B Total Assets*
*$5.2B Market Cap*
*1.8 Million Electric Customers*
*121,000 Gas Customers*

**Regulated Electric & Gas Delivery Business**

pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

***65% of Operating Income***

**Competitive Energy/ Other**

conectiv energy
pepco Energy Services
PHI Investments

***35% of Operating Income***

**Note: Financial and customer data as of September 30, 2007. Operating Income percentage calculations are for the twelve months ended September 30, 2007, net of special items. See appendix for details.**

# Power Delivery Overview



**Power Delivery**

| | pepco (A PHI Company) — Electric | delmarva power (A PHI Company) — Electric* | delmarva power (A PHI Company) — Gas | atlantic city electric (A PHI Company) — Electric |
|---|---|---|---|---|
| *Customers* | ▶ 753,000 | ▶ 513,000 | ▶ 121,000 | ▶ 539,000 |
| *GWh* | ▶ 26,488 | ▶ 13,477 | ▶ N/A | ▶ 9,931 |
| *Mcf (000's)* | ▶ N/A | ▶ N/A | ▶ 18,300 | ▶ N/A |
| *Service Area* | ▶ 640 Square Miles | ▶ 6,000 Square Miles | ▶ 275 Square Miles | ▶ 2,700 Square Miles |
| | ▶ District of Columbia, major portions of Prince George's and Montgomery Counties | ▶ Major portions of the Delmarva Peninsula | ▶ Northern Delaware | ▶ Southern New Jersey |
| *Population* | ▶ 2.1 million | ▶ 1.3 million | ▶ .5 million | ▶ 1.0 million |

*Note: Based on 2006 Annual Data.*
** Virginia Operations were sold 1/2/08*

Pepco Holdings, Inc

4

# *Power Delivery Overview (continued)*

Pepco Holdings, Inc

**Combined Service Territory**



Philadelphia
New Jersey
Wilmington
atlantic city electric
Atlantic City
Maryland
Baltimore
pepco
Dover
Delaware
Washington D.C.
Virginia
delmarva power
Salisbury
Virginia
N


## Regulatory Diversity*



New Jersey 20%
District of Columbia 23%
Delaware 17%
Maryland 40%


## Diversified Customer Mix*



Residential 35%
Commercial 46%
Government 10%
Industrial 9%


* Based on 2006 MWh Sales; excludes Virginia operations sold on 1/2/08.

# *Power Delivery Drivers of Growth*

**Higher utility infrastructure investments**
- Continued focus on reliability improvements and replacement of aging T&D equipment

- Transmission upgrades to support load growth and generation retirements

- Implementation of MAPP and Blueprint

- **Constructive rate case outcomes**

  - 2007 decisions in Pepco and Delmarva MD electric cases and Delmarva DE gas case

  - FERC order issued Nov. 16 authorizing a 50-basis point incentive ROE adder in recognition of RTO membership; applies to pre-2006 assets making the ROE for all transmission assets 11.3%

- **Stable service territory with organic growth**

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# Significant Rate Base Growth

| | Rate Base 12/31/2006 | | Construction Expenditures 2007-2012* | |
|---|---|---|---|---|
| | (Dollars in Millions) | | | |
| **Electric Distribution Rate Bases:** | | | | |
| Pepco | $ | 1,799 | $ | 1,657 |
| Delmarva Power | | 703 | | 924 |
| Atlantic City Electric | | 822 | | 810 |
| Total | | 3,324 | | 3,391 |
| | | | | |
| **Gas Distribution Rate Base:** | | | | |
| Delmarva Power | | 239 | | 122 |
| | | | | |
| **Electric Transmission Rate Bases:** | | | | |
| Pepco | | 335 | | 687 |
| Delmarva Power | | 295 | | 1,080 |
| Atlantic City Electric | | 274 | | 294 |
| Total | | 904 | | 2,061 |
| | | | | |
| **Total Regulated Assets** | $ | 4,467 | $ | 5,574 |

* Includes MAPP and Blueprint projects as described on pages 17 and 25.

2007-2012 reflects the budget for 2007 of $581mm and the forecast for 2008-2012 of $4,993mm.

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# Summary – T&D Infrastructure Investment

## Construction Forecast

| (Dollars in Millions) | 2008 | 2009 | 2010 | 2011 | 2012 | 5 Year Totals |
|---|---|---|---|---|---|---|
| **Distribution:** | | | | | | |
| **Customer Driven** (new service connections, meter installations, highway relocations) | $ 152 | $ 158 | $ 171 | $ 180 | $ 187 | $ 848 |
| **Reliability** (facility replacements/upgrades for system reliability) | 166 | 191 | 192 | 204 | 223 | 976 |
| **Load** (new/upgraded facilities to support load growth) | 71 | 91 | 74 | 81 | 170 | 487 |
| **Distribution - Blueprint:** | | | | | | |
| **Advanced Metering & Data Mgmt.** | 55 | 118 | 118 | 99 | 85 | 475 |
| **Distribution Automation** | 6 | 12 | 18 | 14 | 14 | 64 |
| **Transmission:** | | | | | | |
| **Mid-Atlantic Power Pathway** | 28 | 179 | 241 | 273 | 188 | 909 |
| **Generation Retirements** (Benning & Buzzard and Indian River) | 1 | 10 | 75 | 126 | 7 | 219 |
| **Reliability** (facility replacements/upgrades for system reliability) | 102 | 86 | 117 | 47 | 17 | 369 |
| **Load and Other** | 77 | 37 | 45 | 97 | 137 | 393 |
| **Gas Delivery** | 23 | 24 | 19 | 19 | 18 | 103 |
| **Information Technology** | 17 | 17 | 17 | 17 | 17 | 85 |
| **Corporate Support and Other** | 18 | 20 | 12 | 9 | 6 | 65 |
| **Total Power Delivery** | $ 716 | $ 943 | $1,099 | $ 1,166 | $1,069 | $4,993 |

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# William Gausman

## Vice President, Asset Management

## Transmission and Distribution Review

# *Transmission Overview*

- Total Miles of Transmission Lines – 3,616



- Infrastructure investments driven by:
    - Upgrades due to load growth projected at 1.6% annually
    - Changing location of load centers as compared to the location of new generation sources
    - Upgrades due to normal replacement for reliability
    - Retirement of existing generation in PJM

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# Mid-Atlantic Power Pathway (MAPP) Project

- **230 mile, 500kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Preliminary cost estimate - $1.05 billion; completion by 2013**
- **ROE authorized in FERC formula rates - 11.3%**



Lackawanna
Wilkes-Barre
Berwick
Susquehanna
Jefferson
Roseland
Newark
Trenton
Philadelphia
Cardiff
Bedington
Salem
Dennis
Baltimore
Kemptown
Steele
Meadow Brook
Loudoun
Washington, DC
Burches Hill
Chalk Pt.
Indian River
Possum Pt.
Vienna
Loretto
Piney Grove
North Anna
Calvert Cliffs
Regional Transmission Projects
AEP/AP 765 kV
AEP/AP 500 kV
AP/Dominion 500 kV
PPL/PSE&G/First Energy 500 kV
MAPP Project 500 kV
Nuclear Generation
Fossil Generation
Substation


## *Status of the MAPP Project*

- **PJM Board approved the 500kV portion of the project on 10/17/07**
- **PJM evaluating the 230kV upgrades for local reliability and in support of the retirement of generation at Indian River; decision expected in 2008**
- **PHI continues to evaluate the installation of a Direct Current (DC) system under the Bay**

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Mid-Atlantic Power Pathway Project – Timeline

**Pepco Holdings, Inc.**

**Oct. 2007\***

| 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|------|------|------|------|------|------|

**Possum Pt. to Calvert Cliffs**

24 Months — 20 Months

**Calvert Cliffs to Vienna** (Chesapeake Bay Crossing)

54 Months — 18 Months

**Vienna to Indian River**

48 Months — 24 Months

**Indian River to Salem**

36 Months — 36 Months

\* PJM approval.

*Note:* See Safe Harbor Statement at the beginning of today's presentation.



Permitting & Right of Way
Construction

12

# Mid-Atlantic Power Pathway Project – Next Steps

- PHI and PJM are reviewing different technologies for performing the Chesapeake Bay crossing; PHI expected to have recommendation to PJM in February 2008

- Environmental studies starting in early 2008

- Certificate of Public Convenience and Necessity (CPCN) is expected to be applied for with the Maryland PSC in late 2008 into 2009

- Maryland PSC coordinates all studies and approves construction of the line in Maryland via the issuance of the CPCN

- No single agency performs the coordination role in Delaware; PHI will work with the individual agencies to obtain the necessary permits and approvals

**The ability to complete this project rests with two key elements – communication of the need for the line and compliance with environmental regulations**

Pepco Holdings, Inc

# *Mid-Atlantic Power Pathway Project – Communications Approach*

- Each major segment has its own unique communications plan and outreach approach

- PHI is informing policy-makers and local leaders at every step of the project

- PHI is holding community information meetings along each major segment

- MAPP Representatives are meeting with community-based and environmental organizations

- During the next year, PHI will establish Citizens' Advisory Committees in several regions along the line

- A project Web site (www.powerpathway.com) with up-to-date information for the public will go live in January 2008

Pepco Holdings, Inc

# *Environmental Stewardship*

The MAPP project will be sensitive to environmental concerns:

- A majority of the project will be built on, or adjacent to, existing rights of way

- The line will include an underwater crossing of the Chesapeake Bay using the most advanced underwater line placement technology

- MAPP will use environmentally-conscious construction techniques to minimize its impact

- Full environmental impact studies will be developed for all sensitive areas and the public will be encouraged to provide input during this process

- PHI regularly assesses the impact of its operations on the environment to ensure that we are meeting our environmental obligations

- Throughout the MAPP project, we will work with local, state and federal regulatory agencies as well as environmental organizations to address wildlife, vegetation, aquatic and other environmental concerns

Pepco Holdings, Inc

# Environmental Stewardship

**USE OF HELICOPTER SETTING POLES**

**CABLE BURIAL TECHNIQUES**







**MATTING IN WETLANDS**

# Mid-Atlantic Power Pathway Project – Preliminary Cost and Timing

**(Dollars in Millions)**

| | Pepco | Delmarva Power | Atlantic City Electric | 500 kV Total |
|---|---|---|---|---|
| 2008 | $ 17 | $ 11 | $ - | $ 28 |
| 2009 | 72 | 107 | - | 179 |
| 2010 | 30 | 210 | 1 | 241 |
| 2011 | - | 271 | 2 | 273 |
| 2012 | - | 185 | 3 | 188 |
| 2013 | - | 120 | 21 | 141 |
| TOTAL | $ 119 | $ 904 | $ 27 | $ 1,050 |

Recovery of costs is determined by PJM/FERC and will include more than PHI customers in each jurisdiction.

Excludes proposed 230kV being evaluated by PJM; excludes cost of a possible Direct Current (DC) underwater bay crossing.

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# *Continued Focus on Reliability*

Opportunity for significant transmission investment

- Upgrade aging lines

- Proactive evaluation and replacement of 500 kV transformers

**Age Breakdown of PJM System 500/230kV Transformer Units**
Includes Spares
Key: [age group, quantity, % of total]



0-4, 25, 12%
5-9, 18, 8%
10-14, 13, 6%
15-19, 20, 9%
20-24, 21, 10%
25-29, 13, 6%
30-34, 51, 25%
35-39, 49, 23%
40-44, 3, 1%



Age of PHI Transmission Lines

# *Supporting Generation Retirements*

- Within the PHI service area, 88% of the coal generation and 73% of the oil generation is older than 30 years

- Environmental regulations may cause some coal and oil generation to retire because it is not economical to meet the new restrictions

- Increased transmission, new generation and energy efficiency and demand response initiatives will be required to replace this generation

**Total Generation within PHI Service Area***


Primary Fuel Type
Oil Total
35%
Other Gas Total
1%
Coal Total
41%
Kerosene Total
2%
Natural Gas Total
21%
Coal Total
Kerosene Total
Natural Gas Total
Oil Total
Other Gas Total


Generation Plant Age Chart
1-10 Yrs
8%
11-20 Yrs
21%
21-30 Yrs
6%
31+ Yrs
65%

* Includes generation not owned by PHI.

# *Distribution Overview*

**PHI Distribution System**



| Number of Substations | 364 |
|---|---|
| Overhead Lines (Miles) | 65,687 |
| Underground Feeder Cable (Miles) | 29,580 |

Infrastructure investments driven by:

- Customers – new service connections, meter installations, highway relocations
- Reliability – facility replacements/upgrades
- Load growth – new and upgraded facilities to support load growth

Pepco Holdings, Inc

# *Continued Focus on Reliability*

PHI is addressing the need for increased reliability by:

- Increasing the total quantity of underground cable replacement
- Replacement of 12 kV, 25kV and 69kV oil circuit breakers
- Replacement and Conversion of 4kV equipment and lines
- Increased focus on circuits most impacted by storms and outages



**PHI Distribution Cable Miles by Age**

# *Blueprint for the Future*

- **Responsive to customer expectations:**

  - Managing energy costs
  - Enhancing reliability
  - Protecting the environment

- **Includes significant investment:**

  - Advanced metering
  - Demand side management applications
  - Distribution automation
  - Customer information systems



- **Programs will provide the tools customers need to move into the future:**

  | *Energy Efficiency* | *Demand Response* | *Renewable Energy* |
  |---|---|---|
  | • Energy Star Appliances | • Smart Thermostats | • Net Energy Metering |
  | • Efficient Heat Pumps | • Innovative Rate Structures | • Green Choice |
  | • Efficient Lighting | | |

- **Multi-year effort across PHI service territory**

- **Regulatory support is essential**

Pepco Holdings, Inc

# Blueprint for the Future -
## Estimated Peak Load Reductions*



* PHI territories
 AMI – Advanced Metering Infrastructure
 CPP – Critical Peak Pricing

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# *Blueprint for the Future - Status*

- **In Delaware, an order was issued March 20 opening a proceeding to consider the filing**
  - **Docket No. 07-28**
  - **Workshop meetings held**
  - **AMI Business Case filed Aug. 29**
  - **Data requests/responses submitted Sept./Oct.**
  - **Staff filed interim status report on Nov. 16**

- **In Maryland, an order was issued on June 8 for a "two track approach"**
  - **Established a Pepco/Delmarva collaborative on near-term DSM initiatives**
  - **Created a state-wide collaborative on advanced metering and DSM initiatives**
  - **Case No. 9111**
  - **Order No. 81618 issued Sept. 19 approving first Blueprint program – Compact Fluorescent Light Bulbs; surcharge for cost recovery**
  - **Plans for AMI and DSM programs filed on Oct. 26; AMI Business Case filed Dec. 21**
  - **PSC directed Pepco and Delmarva to file a program for Demand Response Service by Feb. 15**
  - **Maryland distribution rate case orders issued July 19 included the approval of a decoupling mechanism for Pepco and Delmarva**

- **In the District of Columbia, an order was issued on April 23 opening a proceeding to consider the filing**
  - **Formal Case No. 1056**
  - **Business Case filed Oct. 1; comments due Nov. 13 with reply comments filed Dec. 13**

- **In New Jersey, the filing was docketed opening a proceeding to consider the case**
  - **Docket No. EO07110881**
  - **AMI Business Case included in filing**

# Blueprint for the Future - Estimated Capital Cost and Timing *

**(Dollars in Millions)**

| | 2008 | 2009 | 2010 | 2011 | 2012 | Total |
|---|---|---|---|---|---|---|
| Advanced Metering Infrastructure | $ 45 | $ 118 | $ 118 | $ 99 | $ 85 | $ 465 |
| Distribution Automation | 6 | 12 | 18 | 14 | 14 | 64 |
| Meter Data Management System | 10 | - | - | - | - | 10 |
| Total | $ 61 | $ 130 | $ 136 | $ 113 | $ 99 | $ 539 |

* Excludes CIS improvement; excludes additional Blueprint related program costs proposed to be deferred and recovered via surcharge (i.e. Smart Thermostats)

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

Pepco Holdings, Inc

**Paul Barry**

**Senior Vice President & CFO**

**Summary**

# *Summary*

- Significant investment planned for the regulated Power Delivery utility business over the next several years

- Solid track record of execution, including success in siting and building transmission

- Stable returns encourage investment – 11.3% return on transmission assets

- Constructive distribution rate case outcomes in MD and DE

- Power Delivery focus results in steady long-term earnings and dividend growth



*Note: See Safe Harbor Statement at the beginning of today's presentation.*

**Positioned for Success Today…**

**Building for Success Tomorrow**



# *Wall Street Access/Berenson & Company*

## *Paul Barry, Senior Vice President & CFO*
## *William Gausman, Vice President, Asset Management*

# *January 9, 2008*

**Pepco Holdings, Inc**

# Appendix

# Reconciliation of Operating Income

**_Reported Operating Income Reconciled to Operating Income Excluding Special Items_**

**_For the twelve months ended September 30, 2007_**

**(Dollars in Millions)**

| | Power Delivery | Conectiv Energy | Pepco Energy Services | Other Non-Regulated | Corporate & Other | PHI Consolidated |
|---|---|---|---|---|---|---|
| Reported Segment Operating Income | $504.8 | $134.2 | $49.3 | $73.4 | $1.1 | $762.8 |
| *Percent of operating income* | *66.2%* | *17.6%* | *6.5%* | *9.6%* | *0.1%* | *100.0%* |
| Special Items included in Operating Income | | | | | | |
| Impairment loss on energy services assets | | | 0.2 | | | 0.2 |
| Mirant damage claims settlement | (33.4) | | | | | (33.4) |
| Maryland income tax refund fees | 2.9 | | | | | 2.9 |
| Operating Income excluding Special Items | $474.3 | $134.2 | $49.5 | $73.4 | $1.1 | $732.5 |
| *Percent of operating income excluding special items* | *64.8%* | *18.3%* | *6.8%* | *10.0%* | *0.1%* | *100.0%* |

**Note: Management believes the Special items are not representative of the Company's ongoing business operations.**